

September 9, 2025

Gina Goetter
Chief Financial Officer
HASBRO, INC.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

      Re: HASBRO, INC.
          Form 10-K for the Fiscal Year Ended December 29, 2024
          Filed February 27, 2025
          File No. 001-06682

Dear Gina Goetter:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Matthew Gilman